Exhibit 99.1

AMENDMENT NO. 2 TO THE

GREEN PLAINS RENEWABLE ENERGY, INC.

2009 EQUITY INCENTIVE PLAN

This Amendment No. 2 to the Green Plains Renewable Energy, Inc. 2009 Equity Incentive Plan (the “Amendment”) is entered into this 27th day of March, 2013 and effective upon approval by the shareholders of Green Plains Renewable Energy, Inc. (the “Company”) pursuant to a vote of the shareholders at the 2013 annual meeting of the Company. All terms used herein, not otherwise defined herein, shall have the meaning set forth in the Green Plains Renewable Energy, Inc. 2009 Equity Incentive Plan (the “Plan”).

WHEREAS, the Board of Directors of the Company have concluded that it is in the best interest of the Company to amend the Plan, in accordance with its authority under Section 12.1 of the Plan, to adopt improvements suggested by Institutional Shareholders Services and to increase the number of shares available for grant under the Plan;

WHEREAS, the Board of Directors of the Company has recommended that the shareholders of the Company approve this Amendment at the upcoming meeting of the shareholders of the Company to be held on May 8, 2013.

NOW THEREFORE, in consideration of and subject to the terms and conditions contained herein, the Plan is amended as follows:

1.	Section 4.3(a) shall be amended to read as follows:

(a) The Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected holders, the cancellation of any or all outstanding Options or Stock Appreciation Rights and to grant in exchange new Options or Stock Appreciation Rights covering the same or a different number of Shares but with an Exercise Price not less than the Fair Market Value on the new grant date, but only with the approval of the Company’s shareholders.

2.	Section 4.3(b) shall be amended to read as follows:

(b) The Committee shall also have the authority, exercisable at any time and from time to time, but only with the approval of the Company’s shareholders, with or, if the affected holder is not a Section 16 Person, then without, the consent of the affected holders, to reduce the Exercise Price of one or more outstanding Options or Stock Appreciation Rights to a price not less than the then current Fair Market Value or issue new Options or Stock Appreciation Rights with a lower Exercise Price in immediate cancellation of outstanding Options or Stock Appreciation Rights with a higher Exercise Price.

3.	Section 5.1 shall be amended by modifying the stated number of Shares from “2,500,000” and replacing it with “3,000,000”.

4.	Section 5.2(a) shall be amended to read as follows:

Lapsed Awards. Unless determined otherwise by the Committee, Shares related to Awards that are forfeited, terminated or expire unexercised shall be available for grant under the Plan. Shares that are withheld from issuance in connection with a Participant’s payment of tax withholding liability shall be available for grant under the Plan. Shares related to awards granted under the Prior Plan that are forfeited, terminated or expire unexercised shall also be available for grant under the Plan. Shares that are withheld from issuance in connection with a Participant’s payment of tax withholding liability shall also be available for grant under the Plan.